SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number: 333-233613

INDUSTRIAL TECHNICAL HOLDINGS CORPORATION

(Translation of registrant's name into English)

Huanxiu Street Office

Shuanglong Industrial Park,

266201 Jimo, Qingdao

China

Telephone: +86(0)532-89657397-0

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated June 3, 2020 of Industrial Technical Holdings Corporation (the "Company"), as published on the Company’s website, announcing that on May 26, 2020 the Company signed a Letter of Intent with IFDC Group A.S. of the Czech Republic (“IFDC”) to establish a new company and factory in the Czech Republic, and for the Company to change its main mailing address to facilities located in Lukov, Czech Republic.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-1, as amended, filed with the U.S. Securities and Exchange Commission with an effective date of March 31, 2020.

Exhibit Number	Description

99.1	Press Release

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INDUSTRIAL TECHNICAL HOLDINGS CORPORATION
(registrant)

Dated: June 3, 2020	By:	/s/ Andreas Spiegler
Andreas Spiegler,
President

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